Exhibit 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX-V: SEA	For Immediate Release
	AMEX: SA	January 29, 2007

Drill Program Analysis Completed at Seabridge Gold’s Promising Mitchell Deposit
2007 Drill Program Planned to Test Possible Expansions
Resource Estimates and Metallurgical Studies Now in Progress

Toronto, Canada … Final assay results from the 2006 core drill program at Seabridge Gold’s new Mitchell gold-copper deposit have confirmed (i) a sizeable mineralized zone with notable continuity, (ii) northern and eastern limits to the deposit and (iii) potential for significant expansion to the south and southwest. The Mitchell deposit is located on Seabridge’s 100% owned Kerr-Sulphurets project near Stewart, British Columbia. An independent resource calculation is now in progress for the Mitchell, Kerr and Sulphurets deposits, compliant with National Instrument 43-101.

In June 2006, Seabridge commenced a 9,100 meter core drill program at Kerr-Sulphurets designed to expand the project’s known gold resource by testing for the strike and depth extensions of the Sulphurets deposit and by systematically drilling the promising new Mitchell gold zone identified in previous work. All drilling and assaying is now complete with 24 holes (7,506 meters) drilled at Mitchell and five holes (1,623 meters) drilled at Sulphurets.

The drilling at Mitchell has confirmed a continuously mineralized gold-copper zone measuring 1,600 meters long, 800 meters wide and at least 300 to 400 meters thick. This zone is now the subject of an initial resource estimate by Resource Modeling Inc. of Tucson, Arizona. Metallurgical studies by G&T Metallurgical Services Ltd. of Kamloops, B.C. are also in progress.

Based on the 2006 program, Seabridge geologists have identified two potential expansions of the Mitchell deposit - a western extension offset to the south and a southern extension of the entire zone. Drill holes M-06-16, M-06-18 and M-06-21 through M-06-23 were designed to test the west side of the deposit and failed to intersect significant mineralization. However, drill hole M-06-19 and historical drill hole S91-396 located further to the south of these holes re-entered mineralization similar to the Mitchell deposit suggesting that the west strike extension of the Mitchell deposit was off-set to the south and is preserved under the regional thrust fault (see attached plan map interpretation).

The entire Mitchell zone appears to be open to the south. Two of the best holes drilled to date, M-06-09 and M-06-17, were the most southern holes drilled thus far. Both gold and copper grades for these two holes were above the weighted average for the 2006 drill program. Seabridge President and CEO Rudi Fronk said that “we are planning an aggressive new drill program for the summer of 2007 designed to test the southern extension and also the western offset. We believe it is possible that the Mitchell and Sulphurets deposits could be separately exposed portions of the same gold-copper mineralized zone or system, and the untested, blind area beneath the Sulphurets thrust fault offers attractive exploration potential.” (see attached cross section interpretation).

Results from the first 15 holes drilled at Mitchell were announced on November 7, 2006 and September 19, 2006. Results from the five holes drilled at Sulphurets were announced on December 18, 2006. Assay results from the remaining nine holes at Mitchell are as follows:

________________________________________________________

172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3 Canada
Telephone: (416) 367-9292 Facsimile: (416) 367-2711 www.seabridgegold.net

Drill Hole	Depth (m)	From (m)	To (m)	Length (m)	Gold (gpt)	Copper (%)
M-06-16	435.0	No significant assay results
M-06-17	223.0	4.0	223.0	219.0	0.92	0.26
M-06-18	30.0	Abandoned at 30 meters, not assayed (redrilled as M-06-23)
M-06-19	300.0	138.0	250.0	112.0	0.42	0.14
M-06-20	420.0	158.0	174.0	16.0	0.65	0.13
M-06-21	298.0	No significant assay results
M-06-22	311.0	No significant assay results
M-06-23	399.0	No significant assay results
M-06-24	356.8	20.0 100.0	32.0 356.8	12.0 256.8	0.60 0.66	0.06 0.19

The Mitchell Zone is a porphyry style gold-copper mineral system exposed in an erosional window through a regional thrust fault. The mineral system is characterized by intense hydrothermal alteration and regional structural deformation prior to the regional thrust faulting. The drill program conducted at Mitchell in 2006, concentrated on the exposed part of the system in the Mitchell Creek erosional window. All of the Mitchell holes were drilled from north to south at an incline of approximately minus 70 degrees to cross a well defined dipping alteration zone that was known to be gold-bearing. Holes at Mitchell were drilled on sections spaced approximately 200 meters apart to test 10 sections over a strike length of 2 kilometers. The true thickness of the Mitchell zone, based on initial drill results from the current program, is estimated to be at least 300 to 400 meters but could be more as most of the holes received to date ended in material that was consistent with the grades of the overall hole.

Exploration activities at Kerr-Sulphurets were conducted by personnel from Xstrata Copper Canada (following Xstrata’s acquisition of Falconbridge Limited) under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Initial analytical work for the 2006 drill program is being conducted by Eco-Tech Laboratories, located in Kamloops, British Columbia. Samples were prepared at Eco-Tech’s Stewart, BC prep facility and shipped by them to Kamloops for fire assay. An ongoing and rigorous quality control/quality assurance protocol was used on this program including blank and reference standards in every batch of assays. Duplicate analyses are being conducted on 10% of the samples at the ALS Chemex Vancouver laboratory.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Grassy Mountain, Kerr Sulphurets and Hog Ranch projects, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2005 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email: info@seabridgegold.net

The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SEABRIDGE GOLD INC.
MITCHELL CREEK
Plan View
Jan., 2007
Drill Hole Locations, Alteration, and Color Coded Au Assays Along Trace
N
Symbols
2006 Completed Holes
2005 Drill Holes
Historical Drill Holes
Thrust Fault
Normal Fault
Alteration
propylitic>phyllic
phyllic>propylitic
Composite Assays
Au g/t, Cu %
metres
Au Assays
g/t
0.0 - 0.2
0.2 - 0.4
0.4 - 0.6
0.6 - 0.8
0.8 - 1.0
> 1.0
1300m
1200m
1100m
1000m
900m
800m
M-06-18 (abandoned)
M-06-23
M-06-20
M-06-22
M-06-21
M-06-16
M-06-19
M-06-24
M-06-17
no sig. assays
0.65, 0.13
16
0.42, 0.14
112
0.46, 0.05
147.3
0.75, 0.19
227.9
0.49, 0.15
192.4
0.86, 0.20
288
0.80, 0.19
296
0.97, 0.28
297.6
0.78, 0.25
294.1
0.70, 0.15
122
0.85, 0.27
293.3
1.05, 0.33
262
0.60, 0.06
12
0.66, 0.19
256
0.81, 0.17
423
0.68, 0.25
190.5
0.78, 0.16
301
0.92, 0.26
219
0.88, 0.17
202
0.81, 0.13
300.3
0.73, 0.17
153.7
0.68, 0.16
154.3
0.58, 0.09
275.1
0.40, 0.06
142.3
Mitchell Creek
Mitchell Glacier
MITCHELL THRUST FAULT
SULPHURETS THRUST FAULT
PROPERTY BOUNDARY
section 800E
-600E
-400E
-200E
000E
200E
400E
600E
800E
1000E
1200E
0
200
400
metres

MAIN COPPER ZONE
1600m el.
SULPHURETS THRUST FAULT
1200m el.
SULPHURETS
DEPOSIT
BLIND AREA BENEATH THRUST FAULTS
UNDRILLED EXPLORATION POTENTIAL
?
MITCHELL THRUST FAULT
OPEN
M-06-17
0.92, 0.26
219
S-91-395
0.71, 0.25
160
M-06-03
0.83, 0.16
288
M-06-02
0.81, 0.17
423
M-06-14
0.88, 0.17
202
MITCHELL
DEPOSIT
OPEN
800m el.
400m el.
0
200
400
metres
Au Assays
g/t
0.0 - 0.2
0.2 - 0.4
0.4 - 0.6
0.6 - 0.8
0.8 - 1.0
> 1.0
Assay
Composites
Au g/t, Cu %
length in metres
SEABRIDGE GOLD INC.
SULPHURETS TO MITCHELL
Cross Section 800E
Jan., 2007
Color Coded Au Assays Along Trace
View Looking West